

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

<u>Via Facsimile</u>
Douglas D.G. Birnie
Chief Executive Officer
2441 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada 89052

> **Re:** **Ireland Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-50033**

Dear Mr. Birnie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>General</u>

1. We note your disclosure of drill-inferred tonnages throughout your filing. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please revise to remove all mineral estimates other than those recognized by the United States Securities and Exchange Commission.

2. The terms exploration, development, and production have specific definitions under Industry Guide 7. Without a mineral reserve, companies are in the exploration stage. Please revise your filing to clarify throughout your filing that you are currently in the exploration stage pursuant to paragraph (a)(4)(i) of Industry Guide 7.

3.   As an exhibit to your filing, please provide consents from the consultants named in your filing for the use of their name and work as cited in your disclosure.

The Columbus Project page 10

4.   Please disclose the following information for each of your properties:

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- Provide an indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties. This information may be included as an exhibit to your filing.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclosure of who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral right securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Exploration Activities page 13

5.   We note your disclosure of the results of drilling and sampling data associated with your exploration activities. When reporting the results of sampling and chemical analyses, please revise your disclosure to include the specific sample identification number, the sample type, the sample location, the total sample size or total drill hole length, the mineralized area of significance, and the sample result of the mineralized area of significance. Generally use tables to improve the readability of sample and drilling data.

6.   Please provide a brief description of your sample collection, splitting and compositing procedures, sample preparation, and the procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.

Analytical Methodology page 16

7. We note your disclosure indicating that you have completed metallurgical testing in regards to your Columbus Project. Please forward to our engineer, as supplemental information and not as part of your filing, the information associated with your metallurgical testing pursuant to paragraph (c) of Industry Guide 7. This information should include, but is not limited to, the following:

- All test work completed including the identification number, sample size, sample location, initial grade, metal(s) recovered, and recovery factor.

- A detailed description of your recovery factor calculation.

- A detailed description and/or flow sheet of your metallurgical process.

- A detailed description of your pilot plant and, if applicable, operating statistics.

- The individual or consultant responsible for the test work.

- Any technical reports or documents related to your metallurgical testing.

Please provide the name and phone number for a technical person our engineer may call if he has technical questions about the requested information. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director